Contact:
                                             Craig Dunham
                                             Dynasil Corporation of
                                             America
                                             Phone: (856) 767-4600
                                             Email:  cdunham@Dynasil.com

      Dynasil Announces Third Quarter Fiscal Year 2006 Results

WEST BERLIN, N.J.- August 4, 2006 --Dynasil Corporation of America (OTCBB: DYSL.OB), fabricator of optical blanks from synthetic fused silica, fused quartz, and other optical materials for the semi-conductor, laser, space and optical components industries, and through its subsidiary, Optometrics Corporation, a worldwide supplier of optical components including diffraction gratings, thin film filters, laser optics, monochromators, and specialized optical systems, announced results of operations for the 3rd quarter ended June 30, 2006.

This is the fifth full quarter of results after the combination of Optometrics with Dynasil. As previously announced, the acquisition of the assets of Optometrics LLC was completed on March 8, 2005.

Revenues for the quarter ended June 30, 2006 were $1,833,869, an increase of 13% over revenues of $1,619,128 for the quarter ended June 30, 2005. The net profit for the quarter ended June 30, 2006 was $139,591, or $.03 per share, compared with a net profit of $56,134, or $.01 per share, for the quarter ended June 30, 2005. Revenue growth in both business units and strong manufacturing efficiencies were the largest drivers of the profitability gains. Revenues for the 9 months ended June 30, 2006 were $5,047,405, an increase of 44% over revenues of $3,497,340 for the 9 months ended June 30, 2005. The net profit for the 9 months ended June 30, 2006 was $246,896, or $0.05 per share, compared with a net profit of $74,885, or $0.02 per share, for the 9 months ended June 30, 2005. The addition of Optometrics for the full year was the largest driver for the revenue and profitability gains.

"I am pleased with the strong results for the quarter and the significant profitability increase over our last year" said Craig T. Dunham, President and CEO. "The addition of Optometrics has had a major positive impact on Dynasil and we are implementing progressive cost reductions and process improvements which have increased profitability. We continue to focus on our strategy of profitable growth from our optical components businesses and by pursuing acquisitions and strategic alliances".

About Dynasil: Founded in 1960, Dynasil Corporation of America is a fabricator of optical blanks from synthetic fused silica, fused quartz and other optical materials as well as optical components and specialized optical systems.

This news release may contain forward-looking statements usually containing the words "believe," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act. Future results of operations, projections, and expectations, which may relate to this release, involve certain risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, the factors detailed in the Company's Annual Report or Form 10-KSB and in the Company's other Securities and Exchange Commission filings, continuation of existing market conditions and demand for our products.

Dynasil Corporation of America and
Subsidiaries
Consolidated Balance Sheets
 (Unaudited)




                                       June 30       September
                                                       30
                                         2006          2005
                                      (Unaudited)

              ASSETS

Current assets
   Cash and cash equivalents           $297,286       $308,210
   Accounts receivable                  887,791        877,375
   Inventories                        1,140,466        842,149
   Other current assets                 121,165        124,548
                                      ---------      ---------
      Total current assets            2,446,708      2,152,282

Property, plant and equipment, net      655,077        744,764

Other assets                             76,665         87,735
                                      ---------      ---------
      Total Assets                   $3,178,450     $2,984,781
                                      =========      =========

  LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
    Note payable to bank- Line of      $190,000       $250,000
     credit
   Current portion of long-term          73,806        184,403
    debt
   Accounts payable                     387,078        322,094
   Accrued expenses and other           277,201        232,476
    current liabilities
                                      ---------      ---------
      Total current liabilities         928,085        988,973

Long-term debt, net                     611,474        592,712

Stockholders' Equity                  1,638,891      1,403,096
                                      ---------      ---------
Total Liabilities and                 $3,178,450     $2,984,781
Stockholders' Equity
                                      =========      =========

DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)

                                   Three Months Ended   Nine Months Ended
                                       June 30                June 30
                                  2006        2005       2006         2005

Sales                          $1,833,869  $1,619,128 $5,047,405  $3,497,340

Cost of Sales                   1,164,997   1,103,318  3,307,189   2,500,119
                                ---------   ---------  ---------   ---------
Gross Profit                      668,872     515,810  1,740,216     997,221

Selling, general and              501,159     434,966  1,414,458     877,540
administrative
                                ---------   ---------  ---------   ---------
Income (Loss) from Operations     167,713      80,844    325,758     119,681

Interest expense - net            (21,638)    (20,610)   (60,882)    (39,572)
                                ---------   ---------  ---------   ---------
Income (Loss) before Income       146,075      60,234    264,876      80,109
Taxes

Income Taxes                       6,484        4,100     17,980       5,224
                                ---------   ---------  ---------   ---------
Net Income (Loss)               $139,591      $56,134   $246,896     $74,885
                                ---------   ---------  ---------   ---------
Net Income (Loss) per share
   Basic                          $0.03       $0.01      $0.05        $0.02
   Diluted                        $0.02       $0.01      $0.04        $0.02